Vancouver Office:

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P.O. Box 12077

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555 West Hastings St.

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Tel: (604) 684-2550

Fax: (604) 684-0916

E-mail: mshannon@devlinjensen.com

File Reference:  4020\045a

Via EDGAR

January 11, 2006

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C.
U.S.A., 20549-0405

Attention:          Mr. Mark Brunhofer, Staff Accountant, Division of Corporation Finance

Dear Mr. Brunhofer:

Re:

Sinovac Biotech Ltd. (the “Company”)
File No. 1-32371

FILING OF AMENDED FORM 20-F IN ACCORDANCE WITH
SEC COMMENT LETTER DATED JANUARY 6, 2006

          We are counsel for the above-referenced Company and advise that the Company has now amended its annual report on form 20-F (the “Annual Report”) in accordance with the comments of the reviewing staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as set forth in the SEC’s comment letter, dated January 6, 2006 (the “SEC Letter”).

Association of Law Corporations

Securities and Exchange Commission
January 11, 2006

          On behalf of the Company we confirm that we enclose two copies of the black-lined and comparative copy of amendment number 5 to the Annual Report of the Company which indicates each of the revisions which have been made to the enclosed Annual Report since the Company’s recent amended filing on December 30, 2005, submitted electronically pursuant to Regulation S-T.

          The following responses address the comments in the SEC Letter, by way of reference to the numbered SEC comments and indication of associated page numbers within the enclosed Annual Report.  We confirm that the page numbers referenced in this response letter relate to the information set forth in the hard copy version of the enclosed black-lined Annual Report, as delivered by courtesy copy, and may not directly correspond to the unmarked or Edgar versions thereof.

Form 20-F Amendment No. 4 for the year ended December 31, 2004

Item 15: Controls and Procedures, page 66

  The Staff comments have been noted and we confirm that the Company has revised the disclosure to specifically indicate that the identified shortcomings in the Company’s disclosure controls resulted in the Company’s disclosure controls and procedures being ineffective for the fiscal year ended December 31, 2004 along with an explanation of the revisions in the fourth quarter of 2005, and that management is now satisfied that its disclosure controls and procedures are effective.

Item 17: Financial Statements, page 71

Report of Independent Registered Public Accounting Firm, page 72

  The Staff comments have been noted and we confirm that Moore Stephens Ellis Foster Ltd. has revised its report to include an explanatory paragraph to note that the financial statements have been restated.

          We trust that each of the foregoing and the enclosed amendments to the Company’s Annual Report filing are clear and satisfactory for this point in time and satisfy the comments of Staff contained in the SEC letter.

Securities and Exchange Commission
January 11, 2006

          On behalf of the Company, we sincerely thank and appreciate the SEC’s prompt attention to and ongoing cooperation in this matter.

                                                                                     Yours very truly,

                                                                                     DEVLIN JENSEN

                                                                                     Per:
                                                                                                 /s/ Mike Shannon

                                                                                                 MICHAEL T. SHANNON